Kaibo Foods Company Limited
Rm. 2102 F & G, Nan Fung Centre, 264-298 Castle Peak Rd.
Tsuen Wan, N.T., Hong Kong

April 22, 2011

H. Roger Schwall
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaibo Foods Company Limited (formerly known as CFO Consultants, Inc.)
Amendment No. 1 to Registration Statement on Form S-1
Filed March 29, 2011
File No. 333-172331

Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 31, 2011
File No. 1-34712

Dear Mr. Schwall:

Kaibo Foods Company Limited (“we” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 2 on Form S-1 (“Amendment No. 2”) to the registration statement that was originally filed on Form S-1 on February 18, 2011 (the “Registration Statement”). We are also forwarding to you, via Federal Express, three courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from Amendment No. 1 to the Registration Statement filed on March 29, 2011.

Based upon the Staff’s review of Amendment No.1 to the Registration Statement filed on March 29, 2011 and the Form 10-K for the fiscal year ended December 31, 2010 filed on March 31, 2011, the Securities and Exchange Commission issued a comment letter dated April 14, 2011 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.
We note your response to our prior comment 2 from our letter issued March 18, 2011 and reissue the comment. Please provide us with objective third party support for the statements regarding your markets and your status in those markets. To the extent the third party support is in a language other than English, please provide English translations of the documents.

RESPONSE: We have provided to the Staff on a supplemental basis copies of English translations of the documents containing third party support for the statements we make throughout the prospectus regarding our markets and our status in those markets.

2.
We note your response to our prior comments 3 and 4 from our letter issued March 18, 2011. Please continue to provide updated disclosure with each amendment. In that regard, we note your statement that “as soon as practical after amending [y]our Articles of Incorporation to increase the amount of our authorized shares of Common Stock, [you] are obligated to issue an additional (i) 20,131,759 shares of Common Stock to the Waibo Shareholders and (ii) 586,804 shares of Common Stock to the holder of an outstanding convertible promissory note....” In your next amendment, please revise your disclosure to reflect the anticipated issuance of the shares to the Waibo Shareholders and the holder of the outstanding convertible promissory note, Millennium Group, Inc. if those events have not occurred, or tell us why you feel such disclosure is not appropriate. In particular, include disclosure throughout the filing indicating the effect the issuance of the shares will have on the company, its structure, and relationship with the selling shareholders, other owners, etc. Include the Waibo Shareholders and Millennium Group, Inc. in your corporate structure diagram and provide clear disclosure throughout the filing regarding your relationship with the Waibo Shareholders and Millennium Group, Inc. To the extent you do not anticipate issuing the shares prior to commencing the offer contemplated in the registration statement, present the disclosure before and after the anticipated issuance of the shares including another corporate structure diagram showing the corporate structure before and after the issuance of the shares.

RESPONSE: We have revised the disclosure on pages 4, 39, 66 and 69 of Amendment No. 2 to reflect the anticipated issuance of the shares to the Waibo Shareholders and Millennium Group, Inc. as well as the effect the issuance of the shares will have on the Company, its structure, and relationship with the selling shareholders and other owners.  We have also included the Waibo Shareholders and Millennium Group, Inc. in our corporate structure diagram on pages 4 and 39 of Amendment No. 2.  In addition, we have provided clear disclosure on pages 4, 39, 66 and 69 of Amendment No. 2 regarding our relationship with the Waibo Shareholders and Millennium Group, Inc.

3.	Please update your financial statements to comply with the requirements of Rule 8-08 of Regulation S-X as acknowledged in your response to prior comment 6.

RESPONSE: We have updated our financial statements to comply with the requirements of Rule 8-08 of Regulation S-X as acknowledged in our response to prior comment 6.

4.
In addition, we note that you have filed your Form 10-K for the Fiscal Year Ended December 31, 2010. Please update your filing to include any applicable disclosure included in the 10-K.  In particular, we note the addition of another wholly owned foreign owned enterprise in your corporate structure diagram, Yunnan Weibao Modified Starch Limited on page 5 of the 10-K.

RESPONSE: We have update Amendment No. 2 to include any applicable disclosure included in the 10-K, including an updated corporate structure diagram.

Our History and Corporate Structure, page 4

5.
We note your response to our prior comment 14 from our letter issued March 18, 2011 and that you indicated that the selling shareholders own your shares. Please revise to indicate whether the selling shareholders are to be included as the “Public Shareholders” and, if so, the percentage of company is owned by the selling shareholders.

RESPONSE:  We have revised the corporate structure diagram to include the selling shareholders as “Public Shareholders” and have indicated the percentage of the Company that is owned by the selling shareholders.

Selling Stockholders, page 62

6.	We note your response to our prior comment 19 from our letter issued March 18, 2011. Please revise your filing to identify ROTH Capital Partners LLC in the prospectus as an underwriter.

RESPONSE:  As noted in our response to prior comment 19, Roth Capital Partners (“Roth”) received certain of the securities being registered for resale as placement agent compensation in connection with the Company’s December 2010 private placement.  In addition, several parties related to Roth also made investments at the same time, in circumstances that have been described to us as individual investment decisions.  All Roth-related investors were irrevocably committed to purchase the securities in December 2010, have no “put” rights or other “further investment decisions” within the meaning of the Excerpt from Current Issues and Rulemaking Projects Outline Quarterly Update (March 31, 2001, the “Excerpt”) (describing situations in which selling securityholders are mandatorily characterized as “underwriters”) and have held the securities for over four months, exposing them to market risk during this time.  Similarly, there were no closing conditions within the control of these Roth investors at the time of the closing of the private placement and the private placement was “completed” prior to the initial filing of the Registration Statement.  Accordingly, all of the elements of a valid PIPE have been met with respect to the investment of the Roth investors.  In light of the above, it would appear that the investment by the Roth investors is not an indirect primary offering within the meaning of the Excerpt and such investors need not be identified in the resale prospectus as an underwriter.

Exhibit 5.1

7.
We note your response to our prior comment 23 from our letter issued March 18, 2011 and reissue the comment. Please ensure that the revised legal opinion does not include any suggestion that investors are not entitled to rely on the opinion.

RESPONSE: Counsel has revised the reliance provision of its opinion to clarify that investors need not obtain its (counsel’s) prior written consent but retains the prior written consent requirement with respect to other utilization or reliance.  We have filed the revised legal opinion as Exhibit 5.1 to Amendment No. 2.

Form 10-K for the Fiscal Year ended December 31, 2010

Financial Statements

Note 1 – Organization and Business of the Company, page F-8 (b)

Recapitalization and Reorganization, page F-8

8.
We note you disclosed that on October 21, 2010, which you considered the closing date of your reverse merger, CFO Consultants did not have sufficient authorized common shares to complete the issuance of the entire amount of shares to the shareholders of Waibo. You further disclosed that you did not increase the number of authorized shares until March 10, 2011, and that you plan to issue the remaining shares to Waibo shareholders in the second quarter of 2011.

Please tell us how you concluded that control shifted to the Waibo shareholders and the reverse merger was considered effected, with Waibo as the accounting acquirer, on October 21, 2010, when the Waibo shareholders did not receive sufficient number of your shares to gain control at that point.

RESPONSE: As disclosed in Note 1(b) to the consolidated financial statements, the Waibo shareholders received 2,361,716 shares of the Company’s common stock on October 21, 2010 (the “Closing Date”).  The Closing Date was the date the reverse merger was considered to be effected.  As of the Closing Date, these shares represented approximately 87% of the total issued and outstanding shares of common stock the Company. Therefore, although 20,131,759 shares had not yet been issued to the Waibo shareholders as of the effective date of the reverse merger, the Waibo shareholders had received a sufficient number of the Company’s shares to gain control as of the Closing Date.  Upon issuance of the remaining 20,131,759 shares, these shares will represent approximately 96% of the total issued and outstanding shares of common stock of the Company.

Note 10 – Shareholders’ Equity, page F-23

(a) Private Placement, page F-23

9.
We note you disclosed that on December 21, 2010, you entered into a private placement transaction with certain accredited investors for the issuance and sale of 571,797 shares of your common stock and warrants to purchase up to 114,357 shares of your common stock. Tell us whether you also had sufficient authorized common shares on December 21, 2010 to effect this private placement transaction.

RESPONSE: The Company had a sufficient number of authorized shares of common stock on December 21, 2010 to effect this private placement transaction.  Accordingly, the shares of common stock and warrants sold pursuant to this private placement were issued to the accredited investors prior to December 31, 2010.

***

Thank you for your time and attention in connection with this matter. You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or Norwood Beveridge of Loeb & Loeb LLP, at (212) 407-4970, if you have any questions.

Sincerely,

/s/ Joanny Kwok
Joanny Kwok,
Chief Executive Officer

cc:	Mitchell S. Nussbaum, Esq.